Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 6 to Registration Statement No. 333-150262 of our report dated April 10, 2008 (September 10, 2008 as to Note 14), relating to the consolidated financial statements of Rhino Energy LLC (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs concerning the adoption of SFAS No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No.’s 87, 88, 106, and 132(R),” and a change in the Company’s fiscal year end), appearing in the Prospectus, which is part of this Registration Statement, and of our report dated April 10, 2008, relating to the consolidated financial statement schedule appearing elsewhere in this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

September 10, 2008